[AMD Letterhead]

May 5, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Gary Todd

Accounting Reviewer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Advanced Micro Devices, Inc.
Form 10-K for the fiscal year ended December 26, 2009
Filed February 19, 2010
File No. 001-07882

Dear Mr. Todd:

Pursuant to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 31, 2010 relating to the above-referenced filing of Advanced Micro Devices, Inc. (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Tad J. Freese of Latham & Watkins LLP, counsel to the Company, at (650) 463-3060 if you have any questions regarding this letter.

Very truly yours,

/s/ Faina Medzonsky
Faina Medzonsky
Assistant Secretary